NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 11, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 28, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The business combination between FirstMark Horizon Acquisition Corp. and Starry, Inc. became effective on March 28, 2022. FirstMark Horizon Acquisition Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant, separated into the component security, and, as a result, will no longer trade as a separate security. In addition, each share of Class A Common Stock and Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 converted into Starry Group Holdings, Inc. Class A Common Stock and Warrants, each whole warrant exercisable to purchase 1.2415 shares of Class A common stock at an exercise price of $11.50 respectively. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading prior to market open on March 29, 2022.